JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

15 June 2004

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Notification of Interests of Directors and Connected Person re E A G Mackay and MI Wyman - **Date 14 June 2004**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

dw 6/22

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

SABMiller plc

2. Name of director

E.A.G. Mackay

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

E.A.G. Mackay

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

29,428 ordinary shares of US$0.10 each

10. Percentage of issued class

0.003%

11. Class of security

12. Price per share

£6.71

13. Date of transaction

10 June 2004

14. Date company informed

11 June 2004

15. Total holding following this notification

48,524 ordinary shares of US$0.10 each

16. Total percentage holding of issued class following this notification

0.005%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Lorraine Sadkowski, 01483 264026

25. Name and signature of authorised company official responsible for making this notification

A.O.C.Tonkinson, Company Secretary

Date of Notification

14 June 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

SABMiller plc

2. Name of director

M.I. Wyman

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

M.I. Wyman

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

12,147 ordinary shares of US$0.10 each

10. Percentage of issued class

0.001%

11. Class of security

12. Price per share

£6.71

13. Date of transaction

10 June 2004

14. Date company informed

11 June 2004

15. Total holding following this notification

138,600 ordinary shares of US$0.10 each

16. Total percentage holding of issued class following this notification

0.014%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Lorraine Sadkowski, 01483 264026

25. Name and signature of authorised company official responsible for making this notification

A.O.C.Tonkinson, Company Secretary

Date of Notification

14 June 2004